UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ExpressJet Holdings, Inc.

File No. 1-31300 - CF#24672

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ExpressJet Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 2, 2010.

Based on representations by ExpressJet Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1(c)   through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Amanda Ravitz
        Branch Chief - Legal